UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Entry into the Leak-Out Agreement

As previously disclosed, on January 22, 2026, each of the purchasers in the private placements that Meihua International Medical Technologies Co., Ltd. offered on October 8 and December 5, 2025 (collectively, the “Purchasers”) entered into a lock-up agreement (the “Lock-Up Agreement”) with the Company, pursuant to which the Purchasers agreed not to offer, sell, or otherwise dispose of any securities of the Company (the “Securities”) for a period of twelve (12) months following the applicable closing, subject to the terms and conditions set forth therein.

On January 29, 2026, the Company entered into leak-out agreements with each Purchaser, pursuant to which the Company agrees to waive the lock-up provisions set forth in the Lock-Up Agreement with respect to all of the Securities. In exchange, each Purchaser agreed to limit resales of the Securities during the lock-up period to no more than 15% of the average daily trading volume over the prior ten trading days.

A form of the Leak-Out Agreement is furnished hereto as Exhibit 99.1 and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Leak-Out Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description
99.1	Form of the Leak-Out Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

Date: February 2, 2026

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